UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

MEDNAX, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58502B106

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,590,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,590,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,590,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,734,077
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,734,077
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,734,077*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

CO

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		738,568
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

738,568
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		428,157
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

428,157
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		428,157
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

428,157
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		837,220
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

837,220
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

837,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		409,063
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

409,063
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

409,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		409,063
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

409,063
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

409,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,590,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,590,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,590,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,590,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,590,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,590,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,590,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,590,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,590,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,590,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,590,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,590,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,590,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,590,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,590,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 110,775 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

THOMAS A. MCEACHIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		625
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

625
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

MARRAN H. OGILVIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		973
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

973
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

ERIN L. RUSSELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STEVEN J. SHULMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		593
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

593
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

JOHN M. STARCHER, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		616
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

616
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

SHIRLEY A. WEIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 58502B106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 4,623,302 Shares beneficially owned by Starboard V&O Fund is approximately $110,795,745, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 110,775 Shares by Starboard V&O Fund is approximately $2,616,363, excluding brokerage commissions. The aggregate purchase price of the 738,568 Shares beneficially owned by Starboard S LLC is approximately $17,722,765, excluding brokerage commissions. The aggregate purchase price of the 428,157 Shares beneficially owned by Starboard C LP is approximately $10,274,284, excluding brokerage commissions. The aggregate purchase price of the 409,063 Shares beneficially owned by Starboard L Master is approximately $9,812,719, excluding brokerage commissions. The aggregate purchase price of the 1,280,135 Shares held in the Starboard Value LP Account is approximately $30,953,661, excluding brokerage commissions.

The Shares purchased by Mr. McEachin were purchased with personal funds in the open market. The aggregate purchase price of the 625 Shares beneficially owned by Mr. McEachin is approximately $17,091, excluding brokerage commissions.

The Shares purchased by Ms. Ogilvie were purchased with personal funds in the open market. The aggregate purchase price of the 973 Shares beneficially owned by Ms. Ogilvie is approximately $24,987, excluding brokerage commissions.

The Shares purchased by Ms. Russell were purchased with personal funds in the open market. The aggregate purchase price of the 1,614 Shares beneficially owned by Ms. Russell is approximately $40,003, excluding brokerage commissions.

The Shares purchased by Mr. Shulman were purchased with personal funds in the open market. The aggregate purchase price of the 593 Shares beneficially owned by Mr. Shulman is approximately $15,000, excluding brokerage commissions.

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CUSIP No. 58502B106

The Shares purchased by Mr. Starcher were purchased with personal funds in the open market. The aggregate purchase price of the 616 Shares beneficially owned by Mr. Starcher is approximately $15,505, excluding brokerage commissions.

The Shares purchased by Ms. Weis were purchased with personal funds in the open market. The aggregate purchase price of the 1,007 Shares beneficially owned by Ms. Weis is approximately $24,989, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 84,277,494 Shares outstanding, as of February 14, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on March 2, 2020, Starboard V&O Fund beneficially owned 4,734,077 Shares, including 110,775 Shares underlying certain forward purchase contracts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 4,734,077
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,734,077
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on March 2, 2020, Starboard S LLC beneficially owned 738,568 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 738,568
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 738,568
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on March 2, 2020, Starboard C LP beneficially owned 428,157 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 428,157
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 428,157
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 428,157 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 428,157
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 428,157
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 58502B106

E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 428,157 shares owned by Starboard C LP and (ii) 409,063 Shares owned by Starboard L Master.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 837,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 837,220
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on March 2, 2020, Starboard L Master beneficially owned 409,063 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 409,063
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 409,063
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 409,063 Shares owned by Starboard L Master.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 409,063
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 409,063
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard Value LP
(a)

As of the close of business on March 2, 2020, 1,280,135 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,734,077 Shares owned by Starboard V&O Fund, (ii) 738,568 Shares owned by Starboard S LLC, (iii) 428,157 Shares owned by Starboard C LP, (iv) 409,063 Shares owned by Starboard L Master, and (v) 1,280,135 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 7,590,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,590,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,734,077 Shares owned by Starboard V&O Fund, (ii) 738,568 Shares owned by Starboard S LLC, (iii) 428,157 Shares owned by Starboard C LP, (iv) 409,063 Shares owned by Starboard L Master, and (v) 1,280,135 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

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(b)	1. Sole power to vote or direct vote: 7,590,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,590,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,734,077 Shares owned by Starboard V&O Fund, (ii) 738,568 Shares owned by Starboard S LLC, (iii) 428,157 Shares owned by Starboard C LP, (iv) 409,063 Shares owned by Starboard L Master, and (v) 1,280,135 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 7,590,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,590,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,734,077 Shares owned by Starboard V&O Fund, (ii) 738,568 Shares owned by Starboard S LLC, (iii) 428,157 Shares owned by Starboard C LP, (iv) 409,063 Shares owned by Starboard L Master, and (v) 1,280,135 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

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CUSIP No. 58502B106

(b)	1. Sole power to vote or direct vote: 7,590,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,590,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)

Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,734,077 Shares owned by Starboard V&O Fund, (ii) 738,568 Shares owned by Starboard S LLC, (iii) 428,157 Shares owned by Starboard C LP, (iv) 409,063 Shares owned by Starboard L Master, and (v) 1,280,135 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,590,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,590,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Mr. McEachin
(a)	As of the close of business on March 2, 2020, Mr. McEachin beneficially owned 625 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 625 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 625 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McEachin has not entered into any transactions in the Shares since the filing of the Schedule 13D.
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N.	Mr. Molinelli
(a)	As of the close of business on March 2, 2020, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares since the filing of the Schedule 13D.
O.	Ms. Ogilvie
(a)	As of the close of business on March 2, 2020, Ms. Ogilvie beneficially owned 973 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 973 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 973 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Ogilvie has not entered into any transactions in the Shares since the filing of the Schedule 13D.
P.	Ms. Russell
(a)	As of the close of business on March 2, 2020, Ms. Russell beneficially owned 1,614 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,614 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,614 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Russell has not entered into any transactions in the Shares since the filing of the Schedule 13D.
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CUSIP No. 58502B106

Q.	Mr. Shulman
(a)	As of the close of business on March 2, 2020, Mr. Shulman beneficially owned 593 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 593 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 593 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Shulman has not entered into any transactions in the Shares since the filing of the Schedule 13D.
R.	Mr. Starcher
(a)	As of the close of business on March 2, 2020, Mr. Starcher beneficially owned 616 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 616 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 616 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Starcher has not entered into any transactions in the Shares since the filing of the Schedule 13D.
S.	Ms. Weis
(a)	As of the close of business on March 2, 2020, Ms. Weis beneficially owned 1,007 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,007 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,007 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Weis has not entered into any transactions in the Shares since the filing of the Schedule 13D.

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CUSIP No. 58502B106

As of the close of business on March 2, 2020, the Reporting Persons collectively beneficially owned an aggregate of 7,595,428 Shares, constituting approximately 9.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund first entered into a forward purchase contract with Morgan Stanley as the counterparty on the date referenced in Schedule A providing for the purchase of 47,475 Shares. Starboard V&O Fund has since entered into an additional forward purchase contract with Morgan Stanley as the counterparty on the date referenced in Schedule A providing for the purchase of 63,300 Shares. The forward purchase contracts provide for the purchase of an aggregate of 110,775 Shares having a purchase price of approximately $2,616,363 (the “MS Forward Contracts”). The MS Forward Contracts have a final valuation date of August 13, 2021, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. The MS Forward Contracts provide for physical settlement. Until the settlement date, the MS Forward Contracts do not give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, Steven J. Shulman, John M. Starcher, Jr. and Shirley A. Weis.
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SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	63,300	21.0247	02/20/2020
Purchase of Common Stock	7,767	18.5649	02/25/2020
Purchase of Common Stock	7,767	18.5649	02/25/2020
Purchase of Common Stock	18,103	18.5867	02/25/2020
Purchase of Common Stock	18,103	18.5867	02/25/2020
Purchase of Common Stock	44,999	18.5339	02/25/2020
Purchase of Common Stock	44,999	18.5339	02/25/2020
Purchase of Common Stock	87,381	17.7249	02/26/2020
Purchase of Common Stock	87,381	17.7249	02/26/2020
Purchase of Common Stock	15,825	17.2438	02/27/2020
Purchase of Common Stock	15,825	17.2438	02/27/2020
Purchase of Common Stock	126,600	17.1631	02/27/2020
Purchase of Common Stock	126,600	17.1631	02/27/2020
Purchase of Common Stock	63,300	16.7089	02/28/2020
Purchase of Common Stock	63,300	16.7089	02/28/2020
Purchase of Common Stock	4,793	17.2349	03/02/2020
Purchase of Common Stock	4,792	17.2349	03/02/2020

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	5,500	21.0247	02/20/2020
Purchase of Common Stock	1,350	18.5649	02/25/2020
Purchase of Common Stock	3,146	18.5867	02/25/2020
Purchase of Common Stock	7,819	18.5339	02/25/2020
Purchase of Common Stock	15,185	17.7249	02/26/2020
Purchase of Common Stock	2,750	17.2438	02/27/2020
Purchase of Common Stock	22,000	17.1631	02/27/2020
Purchase of Common Stock	11,000	16.7089	02/28/2020
Purchase of Common Stock	825	17.2349	03/02/2020

CUSIP No. 58502B106

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	9,500	21.0247	02/20/2020
Purchase of Common Stock	2,331	18.5649	02/25/2020
Purchase of Common Stock	5,434	18.5867	02/25/2020
Purchase of Common Stock	13,507	18.5339	02/25/2020
Purchase of Common Stock	26,228	17.7249	02/26/2020
Purchase of Common Stock	4,750	17.2438	02/27/2020
Purchase of Common Stock	38,000	17.1631	02/27/2020
Purchase of Common Stock	19,000	16.7089	02/28/2020
Purchase of Common Stock	1,410	17.2349	03/02/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	5,300	21.0247	02/20/2020
Purchase of Common Stock	1,301	18.5649	02/25/2020
Purchase of Common Stock	3,032	18.5867	02/25/2020
Purchase of Common Stock	7,535	18.5339	02/25/2020
Purchase of Common Stock	14,632	17.7249	02/26/2020
Purchase of Common Stock	2,650	17.2438	02/27/2020
Purchase of Common Stock	21,200	17.1631	02/27/2020
Purchase of Common Stock	10,600	16.7089	02/28/2020
Purchase of Common Stock	765	17.2349	03/02/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	16,400	21.0247	02/20/2020
Purchase of Common Stock	4,024	18.5649	02/25/2020
Purchase of Common Stock	9,381	18.5867	02/25/2020
Purchase of Common Stock	23,317	18.5339	02/25/2020
Purchase of Common Stock	45,278	17.7249	02/26/2020
Purchase of Common Stock	8,200	17.2438	02/27/2020
Purchase of Common Stock	65,600	17.1631	02/27/2020
Purchase of Common Stock	32,800	16.7089	02/28/2020
Purchase of Common Stock	2,415	17.2349	03/02/2020